Exhibit 99.1

PRESS RELEASE

Hydrogenics Reports Fourth Quarter and 2008 Results

2008 Revenue Growth of 43% and 54% Reduction in EBITDA Loss, Excluding Test Systems

Mississauga, Ontario. March 25, 2009 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today reported fourth quarter and 2008 results. Results are reported in US dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Financial  Highlights

•                  Revenues, exclusive of our test systems business unit, were $8.9 million for the fourth quarter of 2008 and $36.9 million for the full year, an increase of 9% and 43%, respectively.

•                  Gross margin was 29% for the fourth quarter of 2008 and 20% for the full year, increases of 16 and 8 percentage points, respectively.

•                  EBITDA loss was $2.0 million for the fourth quarter of 2008 and $14.4 million for the full year, a reduction of $7.6 million or 79% and $16.9 million or 54%, respectively.

•                  Cash and cash equivalents, restricted cash and short-term investments were $22.7 million at December 31, 2008, a nominal $0.5 million sequential reduction from the third quarter of 2008.

•                  Ending backlog was $22.2 million, more than 90% of which is anticipated to be delivered and recognized as revenue in 2009.

“Hydrogenics’ strong fourth quarter results were evidenced by higher revenues and gross margin, decreased operating expenses and a 74% reduction in annual cash consumption” said Daryl Wilson, President and Chief Executive Officer. “We made significant progress throughout 2008 to position the Corporation for sustainable growth, focusing our resources on product development and market engagement initiatives with world leading OEMs, oil and gas companies and progressive electrical utilities throughout the world. We made significant strides to advance our product readiness in terms of performance, cost, reliability and quality.  We are mindful of the current economic situation and continue to take steps to conserve our cash to best capture compelling opportunities across a number of markets,” added Wilson.

Results for the fourth quarter of 2008 compared to the fourth quarter of 2007

Revenues, exclusive of our test systems business unit, were $8.9 million in 2008, an increase of 9%, reflecting stronger OnSite Generation revenues across all markets.

Gross profit, expressed as a percentage of revenues, was 29% (13% in 2007) attributed to operational improvements, product cost reductions and a more favourable absorption of overhead.

Cash operating costs, a non-GAAP measure, defined as selling, general and administrative expenses, and research and product development expenses less stock-based compensation expense and compensation expenses indexed to our share price, were $4.4 million, a 49% decrease from $8.7 million in 2007 attributed to our ongoing streamlining initiatives.

Net loss was $2.0 million, a 79% decrease from $9.5 million in 2007.

Results for 2008 compared to 2007

Revenues, exclusive of our test systems business unit, were $36.9 million, an increase of 43%, driven by an $11.6 million or 59% growth in revenue in our OnSite Generation business unit.

Gross profit, expressed as a percentage of revenues, was 20% (12% in 2007) attributed to operational improvements in our OnSite Generation business achieved throughout the year.

Cash operating costs were $21.6 million, a 33% decrease from $32.1 million in 2007 resulting from our business streamlining initiatives, the decision to wind up our fuel cell test equipment business and the absence of $6.1 million in severance and related expenses.

Net loss was $14.3 million, a decrease of 49% from $28.1 million in 2007.

Liquidity

Cash and cash equivalents, restricted cash and short-term investments were $22.7 million as at December 31, 2008. This $0.5 million sequential quarterly decrease reflects minimal net cash inflows from operations, $0.6 million of capital expenditures, and $0.1 million of decreased deferred research and product development funding from third parties.

Order backlog

Order backlog as at December 31, 2008 was $22.2 million, as follows (in $ millions):

	Sep. 30, 2008 Backlog	Orders Received	Orders Delivered	Dec. 31, 2008 Backlog

OnSite Generation	$18.5	$4.2	$8.1	$14.6
Power Systems	7.7	0.7	0.8	7.6
Total	$26.2	$4.9	$8.9	$22.2

We expect to deliver and recognize as revenue, more than 90% of our total order backlog in 2009.

Conference Call Details

Hydrogenics will hold a conference at 10:00 a.m. ET on March 25, 2009 to review the fourth quarter and 2008 results.    The conference call number is (866) 540-8136.  A live webcast of the call will also be available at www.hydrogenics.com. The webcast will be archived for one week by calling (416) 695-5800 and entering conference ID #3282932.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements and other statements concerning Hydrogenics’ objectives and strategies and management’s beliefs, plans, estimates and intentions about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events.  These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks related to our ability successfully execute our business plan which includes an increase in revenue and obtaining  additional capital; our liquidity; our operating results; our revenue growth; our industry; our technology and products. Readers should not place undue reliance on Hydrogenics’ forward-looking statements.  Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Company Contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation

(905) 361-3633

investors@hydrogenics.com

Investor Relations Contact:

Chris Witty

(646) 438-9385

cwitty@darrowir.com

Hydrogenics Corporation

Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	2008	2007
ASSETS

Current assets
Cash and cash equivalents	$21,601	$15,460
Restricted cash	1,130	—
Short-term investments	—	15,032
Accounts receivable	3,974	12,713
Grants receivable	505	850
Inventories	10,101	12,659
Prepaid expenses	1,161	1,077
	38,472	57,791

Property, plant and equipment	4,082	4,847
Intangible assets	—	249
Goodwill	5,025	5,025
Other non-current assets	—	28
	$47,579	$67,940

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$17,298	$18,166
Unearned revenue	4,785	9,042
	22,083	27,208

Long-term debt	—	11
Deferred research and development grants	13	337
	22,096	27,556

Shareholders’ Equity
Share capital	307,000	306,872
Contributed surplus	16,300	15,606
Deficit	(291,420)	(277,101)
Accumulated other comprehensive loss	(6,397)	(4,993)
Total deficit and accumulated other comprehensive loss	(297,817)	(282,094)
	25,483	40,384
	$47,579	$67,940

Hydrogenics Corporation

Interim Consolidated Statements of Operations

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Three months ended Dec. 31		Year ended Dec. 31
	2008	2007	2008	2007

Revenues	$8,855	$11,051	$39,340	$37,990

Cost of revenues	6,287	9,621	31,446	33,601
	2,568	1,430	7,894	4,389
Operating expenses
Selling, general and administrative	2,831	6,915	15,022	24,006
Research and product development	1,741	2,084	7,296	9,690
Windup of fuel cell test equipment business	—	2,016	—	2,016
Amortization of property, plant and equipment	155	226	855	903
Amortization of intangible assets	61	63	249	251
	4,788	11,304	23,422	36,866
Loss from operations	(2,220)	(9,874)	(15,528)	(32,477)

Other income (expenses)
Gain on sale of assets	44	—	44	—
Provincial capital tax	—	121	170	(127)
Loss on disposal of assets	—	(308)	—	(308)
Interest	151	329	923	2,249
Foreign currency gains	71	244	188	2,617
	266	386	1,325	4,431

Loss before income taxes	(1,954)	(9,488)	(14,203)	(28,046)
Current income tax expense (recovery)	(4)	9	116	22
Net loss for the period	$(1,950)	(9,497)	$(14,319)	$(28,068)

Net loss per share
Basic and diluted	$(0.02)	$(0.10)	$(0.16)	$(0.31)

Weighted average number of common shares outstanding	92,405,666	91,765,691	92,080,656	91,797,911

Hydrogenics Corporation

Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended Dec. 31		Year ended Dec. 31
	2008	2007	2008	2007

Cash and cash equivalents provided by (used in) Operating activities
Net loss for the period	$(1,950)	$(9,497)	$(14,319)	$(28,068)
Items not affecting cash
Amortization of property, plant and equipment	406	403	1,106	1,611
Amortization of intangible assets	61	63	249	251
Loss on disposal of capital assets	—	308	—	308
Unrealized foreign exchange losses (gains)	594	(245)	695	29
Stock-based compensation	127	287	694	1,553
Gain on sale of assets	(44)	—	(44)	—
Net change in non-cash working capital	882	1,560	4,817	(4,100)
	76	(7,121)	(6,802)	(28,416)
Investing activities
Decrease (increase) in short-term investments	—	(203)	15,032	39,318
Decrease (increase) in restricted cash	4,233	—	(1,130)	—
Proceeds from sale of assets	44	—	44	—
Purchase of property, plant and equipment	(555)	(446)	(885)	(1,331)
	3,722	(649)	13,061	37,987

Financing activities
Increase is (repayment) of long-term debt	—	11	(11)	(83)
Deferred research and development grant	(96)	134	(235)	204
Common shares issued (purchased and cancelled), net of issuance costs	—	—	128	(169)
	(96)	145	(118)	(48)
Increase (decrease) in cash and cash equivalents during the period	3,702	(7,625)	6,141	9,523

Cash and cash equivalents – Beginning of period	17,899	23,085	15,460	5,937
Cash and cash equivalents – End of period	$21,601	$15,460	$21,601	$15,460

Hydrogenics Corporation

Consolidated Statements of Shareholders’ Equity

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Common shares		Contributed		Accumulated other comprehensive	Total shareholders’
	Number	Amount	surplus	Deficit	loss	equity

Balance at Dec. 31, 2005	91,679,670	$306,957	$11,847	$(118,274)	$(5,023)	$195,507
Comprehensive loss:
Net loss for the year	—	—	—	(130,759)	—	(130,759)
Foreign currency translation adjustments	—	—	—	—	(281)	(281)
Comprehensive loss						(131,040)
Issuance of common shares on exercise of options	236,796	419				419
Stock-based consulting expense	—	—	39	—	—	39
Employee stock-based compensation expense	—	—	1,832	—	—	1,832
Balance at Dec. 31, 2006	91,916,466	307,376	13,718	(249,033)	(5,304)	66,757
Comprehensive loss:
Net loss for the year	—	—	—	(28,068)	—	(28,068)
Foreign currency translation adjustments	—	—	—	—	311	311
Comprehensive loss						(27,757)
Shares returned to treasury	(150,775)	(504)	335	—	—	(169)
Employee stock-based compensation expense	—	—	1,553	—	—	1,553
Balance at Dec. 31, 2007	91,765,691	306,872	15,606	(277,101)	(4,993)	40,384
Comprehensive loss:
Net loss for the year	—	—	—	(14,319)	—	(14,319)
Foreign currency translation adjustments	—	—	—	—	(1,404)	(1,404)
Comprehensive loss						(15,723)
Issuance of common shares on exercise of options	639,980	128	—	—	—	128
Adjustment for partial shares	(5)	—	—	—	—	—
Employee stock-based compensation expense	—	—	694	—	—	694
Balance at Dec. 31, 2008	92,405,666	$307,000	$16,300	$(291,420)	$(6,397)	$25,483